Item 77I - DWS Short Term Bond Fund (a series of DWS
Funds Trust)

Effective July 14, 2006, the Class AARP shares of the Fund converted into the Class S shares of the Fund. Upon the conversion of Class
AARP shares they were no longer offered.

The advisor agreed to implement expense caps so as to ensure that shareholders of the combined classes will not pay higher expenses as a result of the share class conversions through September 30, 2007.

The characteristics and features of Class AARP and Class S shares are similar, except as noted below.

Class S shares generally have an initial investment minimum of $2,500 ($1,000 for IRAs). Class S shares also have an investment minimum of
$50 for additional investments and for exchanges between existing accounts. Please see the fund's prospectus for additional information. Class S shares are generally only available to new investors through fee-based programs of broker-dealers and registered investment advisors who typically charge ongoing fees for services they provide and
through certain group retirement plans.   Eligibility requirements for
purchasing Class S shares are different from those for purchasing Class AARP shares.

G:\sec_reg\NSAR\2006\123106\Item 77I DWS Short Term
Bond Fund.doc